Exhibit 99.4
Douglas Elliman Realty LLC
and Subsidiaries
Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Douglas Elliman Realty LLC and Subsidiaries
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Consolidated Statements of Financial Position	2

Consolidated Statements of Operations	3

Consolidated Statements of Changes in Members’ Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6-19

Report of Independent Registered Public Accounting Firm
To the Board of Managers and the Members
of Douglas Elliman Realty LLC:
In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Douglas Elliman Realty LLC and Subsidiaries (the “Company”) at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Melville, New York
March 1, 2010

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2009 and 2008
(in thousands of dollars)

		(Not covered
		by Auditor’s
		Report)
	2009	2008
Assets
Current assets
Cash and cash equivalents	$26,195	$21,400
Certificates of deposit	725	725
Receivables	4,702	4,802
Prepaid expenses and other current assets	1,962	2,694

Total current assets	33,584	29,621
Property, equipment and leasehold improvements, net	13,498	15,868
Goodwill	38,601	38,578
Trademarks	21,663	21,663
Other intangible assets, net	742	939
Deferred financing charges, net	57	120
Security deposits and other non current assets	920	904
Investments in non-consolidated businesses	1,894	—

Total assets	$110,959	$107,693

Liabilities and Members’ Equity
Current liabilities
Current portion of notes payable and other obligations	$233	$334
Current portion of notes payable to related parties	5,517	9,957
Accounts payable and accrued expenses	13,416	14,409
Accrued compensation	2,946	5,744
Commissions payable	4,040	3,142
Current portion of accrued royalties	322	322

Total current liabilities	26,474	33,908
Notes payable and other obligations, less current portion	863	1,018
Notes payable to related parties, less current portion	1,273	5,875
Deferred rent	7,022	5,123
Accrued royalties, less current portion	725	1,047

Total liabilities	36,357	46,971
Commitments and contingencies (Note 12)
Members’ equity	74,602	60,722

Total liabilities and members’ equity	$110,959	$107,693

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007
(in thousands of dollars)

		(Not covered	(Not covered
		by Auditor’s	by Auditor’s
		Report)	Report)
	2009	2008	2007
Revenues	$283,851	$352,680	$405,595

Costs and expenses
Selling	179,333	236,973	275,050
General and administration	85,237	93,414	90,778

Total costs and expenses	264,570	330,387	365,828

Operating income	19,281	22,293	39,767

Other income (expense)

Equity in net income of non-consolidated
businesses, net of tax	2,090	—	—
Interest income	44	308	627
Interest expense	(2,457)	(3,598)	(4,936)

Net income before taxes	18,958	19,003	35,458

Income tax expense	223	253	748

Net income	$18,735	$18,750	$34,710

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Changes In Members’ Equity
Years Ended December 31, 2009, 2008 and 2007
(in thousands of dollars)

		(Not covered	(Not covered
		by Auditor’s	by Auditor’s
		Report)	Report)
	2009	2008	2007
Balance, Beginning of Year	$60,722	$52,650	$32,083
Net income	18,735	18,750	34,710
Distributions to members	(4,855)	(10,678)	(14,143)

Balance, End of Year	$74,602	$60,722	$52,650

The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007
(in thousands of dollars)

		(Not covered	(Not covered
		by Auditor’s	by Auditor’s
		Report)	Report)
	2009	2008	2007
Cash flows from operating activities
Net income	$18,735	$18,750	$34,710
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,703	5,746	6,495
Loss on sale and disposal of property and equipment	172	132	1
Interest paid in-kind, net	(55)	369	395
Amortization of discount on subordinated debt, net	1,299	714	267
Equity in net income of non-consolidated businesses, net	(2,090)	—	—
Deferred rent	1,899	836	—
Changes in operating assets and liabilities
Receivables	100	936	(1,908)
Prepaid expenses and other assets	732	344	(803)
Other assets	(16)	9	—
Accounts payable and accrued expenses	(3,346)	(1,258)	4,578
Commissions payable	898	(1,020)	(286)
Accrued royalties	(322)	(322)	774

Net cash provided by operating activities	22,709	25,236	44,223

Cash flows from investing activities
Capital expenditures	(2,245)	(3,372)	(4,903)
Investments in non-consolidated businesses, net	(249)	—	—
Other	(23)	3	—

Net cash used in investing activities	(2,517)	(3,369)	(4,903)

Cash flows from financing activities
Payments of notes payable and other obligations	(256)	(262)	(688)
Payments of notes payable to related parties	(10,286)	(16,718)	(15,880)
Distributions to members	(4,855)	(10,678)	(14,143)

Net cash used in financing activities	(15,397)	(27,658)	(30,711)

Net change in cash and cash equivalents	4,795	(5,791)	8,609
Cash and cash equivalents
Beginning of year	21,400	27,191	18,581

End of year	$26,195	$21,400	$27,191

Supplemental disclosure of cash flow information
Interest paid	$1,075	$2,500	$4,034
Income taxes paid	264	608	1,601
The accompanying notes are an integral part of these consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
1.	Basis of Presentation
Principles of Consolidation

The consolidated financial statements include the accounts of Douglas Elliman Realty LLC, formerly Montauk Battery Realty LLC, a New York limited liability company, and its wholly-owned subsidiaries (the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations
The Company is engaged primarily in the real estate brokerage business through its principal subsidiaries, Douglas Elliman LLC (“Douglas Elliman”), a residential real estate brokerage company based in New York City and its Long Island based operations, B&H Associates of New York LLC and B&H of the Hamptons LLC, both of which conduct business as Prudential Douglas Elliman Real Estate (“Prudential Douglas Elliman”). The Company is engaged in property management through its subsidiary, Residential Management Group LLC, which conducts business as Douglas Elliman Property Management (“DEPM”). The Company is also engaged in the mortgage brokerage business through its subsidiary, Burr Enterprise, Ltd., which conducts business as Preferred Empire Mortgage Company (“Preferred”). Additional services provided by the Company include title search and appraisal services through PDE Title LLC (“Title”) and marketing consulting services through DE Worldwide Consulting LLC (“DEWW”).

Organization

On October 15, 2002, Montauk Battery Realty LLC was formed to consolidate the ownership of the then Company’s operating entities, B&H Associates of New York LLC and B&H of the Hamptons LLC, under one company, which was completed on December 19, 2002. On March 14, 2003, the Company acquired Douglas Elliman and DEPM and, on May 19, 2003, Montauk Battery Realty LLC changed its name to Douglas Elliman Realty LLC. In October 2004, upon receipt of required regulatory approvals, the Company purchased all of the then outstanding membership interests in Burr Enterprises Ltd., which conducts business as Preferred.
2.	Summary of Significant Accounting Policies
Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents. Excluded from cash and cash equivalents are certificates of deposit of $725 as of December 31, 2009 and 2008 as the original maturities of these deposits are in excess of three months.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
Receivables

Receivables consist of commissions earned on sales transactions which closed prior to the Company’s year-end but for which the related commissions have not yet been received. Receivables also consist of commissions advanced to the Company’s agents for transactions that have not yet closed. The Company provides an allowance for potential losses on uncollectible receivables based principally on the specific identification method. Uncollectible accounts are written off when the likelihood of collection is remote and when collection efforts have been abandoned.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related leases or the estimated useful lives of the improvements. Costs of major additions and betterments are capitalized while expenditures for routine maintenance and repairs are charged to expense as incurred. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in general and administrative expense.

Software Costs

Costs associated with the acquisition and development of internal-use software that are incurred during the preliminary project stage are expensed as incurred. Costs incurred during the application development stage, including design, coding, installation and testing, are capitalized and are included in property and equipment. Once the software has been put into use, any additional costs such as costs for maintenance and training are expensed. Amortization of capitalized amounts commences on the date the software is placed into use and is computed using the straight-line method over the estimated economic life of the software, which is generally three to five years.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the assets to the anticipated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and its carrying amount. No impairment losses were recognized in 2009, 2008 or 2007.

Goodwill and Trademarks

Goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment on an annual basis at December 31, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Goodwill is tested by estimating the fair value of each reporting unit to which the goodwill relates using a discounted cash flow model with an appropriate risk adjusted discount rate. The fair value of each reporting unit is then compared with the carrying value to determine if any impairment

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
exists. The Company performed its goodwill impairment test for each of the years ended December 31, 2009, 2008, and 2007 and no impairments were noted.

The fair value of trademarks is calculated using a “relief from royalty payments” method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademarks and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. The Company performed its trademark impairment test for each of the years ended December 31, 2009, 2008 and 2007 and no impairment was noted.

Other Intangible Assets Other intangible assets consist primarily of acquired management contracts. Amortization of management contracts is being provided over fifteen years.

Deferred Financing Charges

Deferred financing charges consist primarily of professional fees related to the acquisition of new financing and the restructuring of the Company’s debt obligations. These are being amortized over the life of the related debt obligations.

Investments in Non-Consolidated Businesses

The Company accounts for its investments in Innova Risk Services LLC (“Innova”) and DE Capital Mortgage LLC (“DECM”) under the equity method as the Company has determined that neither Innova nor DECM meet the criteria of a variable interest entity and accordingly the Company applies the voting interest model to this investment.

Leases

The Company leases office space for use in operations. The Company’s leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases. For operating leases containing predetermined fixed escalations of the minimum rentals during the term of the lease, the Company recognizes the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which control and possession of the leased properties is obtained. Incentives provided in operating lease agreements such as reimbursements of capital expenditures by the landlord are also deferred and are recorded as a reduction of rent expense on a straight line basis over the life of the lease. The Company records differences between the amounts charged to operations and amounts paid as deferred rent.

Revenue Recognition

Revenue is recognized only when persuasive evidence of an arrangement exists, the price is fixed or determinable, the transaction has been completed and collectibility of the resulting receivable is reasonably assured.

Real estate and mortgage commissions earned by the Company’s real estate and mortgage brokerage businesses are recorded as revenue on a gross basis upon the closing of a real estate transaction as evidenced when the escrow or similar account is closed, the transaction documents have been recorded and funds are distributed to all appropriate parties. Commissions and

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
royalties expenses are recognized concurrently with related revenues. Property management fees earned by DEPM are recorded as revenue when the related services are performed.

From time to time, Douglas Elliman receives a portion of its commissions in advance of the closing of a brokered real estate transaction. In turn, Douglas Elliman advances the related commissions to the agent responsible for brokering the transaction. Because the Company’s commission is not earned until the transaction closes, the advance commissions received by Douglas Elliman are recorded as deferred income and are included in accounts payable and accrued expenses in the consolidated statement of financial position. Further, advances to agents under these arrangements are recorded as receivables in the consolidated statement of financial position. Upon closing of the transaction, the Company will receive the remainder of its commission and will recognize the related revenue on the sale as well as the commission expense due to the agent.

Advertising Costs Advertising costs are expensed as incurred and are included in selling expenses.

Income Taxes

The Company is a limited liability company. The members of a limited liability company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability for Federal income taxes is included in the financial statements, except for Preferred which is taxed as a C-Corporation. The Company is, however, subject to New York City Unincorporated Business Tax (“UBT”) and accordingly has recorded a provision for UBT in its consolidated financial statements.

Effective January 1, 2009, the Company adopted the provisions of a recently issued accounting pronouncement related to uncertain tax positions. With the adoption of this guidance, the Company now recognizes tax liabilities when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
Fair Value Measurements

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, generally accepted accounting principles establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date:

• Level 1 — Observable inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

• Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the same term of the financial instrument; and

• Level 3 — Unobservable inputs to the valuation methodology in which there is little or no market data and which are significant to the fair value measurement.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

At December 31, 2009 and 2008, the Company holds $12,574 and $13,786 of “Level 1” cash equivalents and $725 and $725 of “Level 2” certificates of deposit that are measured at fair value on a recurring basis. The Company does not have any assets or liabilities that are based on “Level 2” or “Level 3” inputs.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash equivalents, receivables, payables and other current liabilities approximate fair value due to their short maturity. The carrying value of the Company’s long-term debt approximates fair value because the underlying instruments are variable-rate notes based on a current market rate. The carrying value of the Company’s related-party debt approximates fair value due to its current maturities. Because there are no quoted market rates for the Company’s debt, nor is there an active market for the debt, the Company determined its fair value through the use of a discounted cash flows model, using a discount rate that is commensurate with rates that it believes it can obtain in the current market to obtain similar debt under similar terms.

Subsequent Events

The Company evaluated all events or transactions that occurred after the balance sheet date of December 31, 2009 through March 1, 2010, the date it issued these financial statements. During this period, the Company did not have any material recognizable or nonrecognizable subsequent events.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The Codification eliminates the GAAP hierarchy contained in Statement of Financial Accounting Standards and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In response, the Company has used plain English or included the references to the Codification, as appropriate, in these consolidated financial statements.

In January 2009, the FASB issued new accounting guidance on fair value measurement. The guidance does not require any new fair value measurements but provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. On January 1, 2009, the Company adopted the guidance as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. The guidance defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (“GAAP”), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of the guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued guidance which establishes general standards of: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not impact the Company’s consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The amended guidance eliminates exceptions to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exception means more entities will be subject to consolidation assessments and reassessments. The Company will adopt these statements for interim and annual reporting periods beginning on January 1, 2010. The Company is currently evaluating the impact of this amended guidance on its consolidated financial statements.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
3.	Property and Equipment
Property and equipment at consists of the following at December 31:

	2009	2008
Furniture, fixtures and office equipment	$19,528	$20,426
Computer software	6,378	7,051
Leasehold improvements	18,313	18,581
Automobiles	137	137
Construction in progress	1,279	106

	45,635	46,301

Less, accumulated depreciation and amortization	(32,137)	(30,433)

	$13,498	$15,868

The estimated useful lives of furniture, fixtures and office equipment ranges from five to ten years. Computer software has an estimated useful life of three to five years, and automobiles have a life of six years. Leasehold improvements are depreciated based on the lesser of the remaining life of the lease or the useful life of the leasehold improvement. Construction in process is not depreciated until the related asset is placed into service. Depreciation and amortization expense was $4,443, $5,507 and $6,047 for the years ended December 31, 2009, 2008 and 2007, respectively.
For the years ended December 31, 2009, 2008 and 2007 the Company capitalized $0, $490 and $561 respectively, for costs related to software acquired for internal use. Unamortized software costs amounted to $844 and $1,723 at December 31, 2009 and 2008, respectively. Amortization of software costs, which is included in depreciation and amortization expense, was $880, $1,044 and $1,045 for the years ended December 31, 2009, 2008 and 2007, respectively.
4.	Investments in Non-Consolidated Businesses
During 2006, the Company invested $1,500 for a 50% interest in a property and casualty insurance broker (the “Broker”). The Company made this investment in order to enter into the insurance brokerage business. Under the operating agreement, profits and losses are shared equally by each partner. While the Company shares a board seat with its joint venture partner, most day to day decisions are made by such partner as the Managing Member.
The Company’s investment in the Broker was financed entirely with debt funded by the parent company of the Managing Member. The note bore interest at 7% per year and the principal and interest were to be repaid from the Company’s share of the earnings of the Broker. Since inception, the Company’s equity in the earnings of the Broker is $2,057. Distributions of $1,748 have been applied to fully repay the original capital loan of $1,500 plus interest thereon of $248. Additionally, distributions of $198 have been received in order to pay taxes owed on the Broker’s

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
earnings on behalf of the Company. At December 31, 2009, the Company’s investment in the Broker is $1,612.
Prior to the year ended December 31, 2009, the Company had not accounted for its investment in the Broker, nor had it recorded its equity in the earnings of the Broker. During 2009, the Company recorded a cumulative adjustment to record its original investment, all accumulated earnings not previously recorded and all distributions made to repay the aforementioned capital loan and taxes. The Company’s equity in the earnings of the Broker related to periods prior to January 1, 2009 was $1,293 and this amount is included in the equity in earnings recorded in the current year. Because the effects on all prior periods individually, and the cumulative effect of such earnings, are immaterial, the cumulative effect of the change has been included in the Company’s results of operations in the current period.
In July 2009, the Company invested $249 for a 49.9% interest in an entity called DE Capital Mortgage LLC (“DECM”), with 50.1% owned by its joint venture partner. DECM operates as a mortgage lender in the New York Metropolitan area. The Company’s equity in the earnings of DECM through December 31, 2009 were $33 and, accordingly, the Company’s investment in DECM is $282 at December 31, 2009.
5.	Intangible Assets
Intangible assets at consist of the following at December 31:

	2009	2008
Goodwill	$38,601	$38,579
Trademarks	21,663	21,663
Deferred financing charges	506	506
Other intangible assets	2,735	2,735

	63,505	63,482

Less: accumulated amortization on amortizable intangibles	(2,442)	(2,182)

	$61,063	$61,300

Amortization of other intangibles and deferred financing charges for the years ended December 31, 2009, 2008 and 2007 was $260, $239 and $448, respectively. Amortization expense is estimated to be $255, $215, $129, $105, and $95 during the five years ended December 31, 2009 through 2013, respectively.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
6.	Notes Payable and Other Obligations
Notes payable and other obligations were comprised of the following at December 31:

	2009	2008
Notes payable and other obligations
Payment obligation — former owner	$337	$318
Term note payable — bank	759	935
Notes payable issued in connection with acquisitions	—	99

Total notes payable and other obligations	1,096	1,352
Less, current maturities	(233)	(334)

Amount due after one year	$863	$1,018

Payment Obligation — Former Owner

In connection with the acquisition of Douglas Elliman, the Company assumed an obligation to make a payment to a former owner of Douglas Elliman in an amount up to $4,000, due in 2003 and 2004. The first payment was made in 2003. The second liability for the payment was settled in 2005, with a partial payment to the former owner, and a partial assumption of a deferred compensation liability. The remaining liability bears interest at 5% per year and is payable at various points through 2013.

Term Note Payable — Bank

In December 2002, Prudential Douglas Elliman borrowed $1,940 from a bank, bearing interest at 7% per annum, due in 2008. In October 2008, the note was renegotiated at an interest rate of 6.26% per annum, due in 2013. Principal is payable in the amount of $15 per month for the term of the loan. The loan is collateralized by the assets of Prudential Douglas Elliman to the extent of the unpaid principal and interest.

Notes Payable Issued in Connection with Acquisitions

Prudential Douglas Elliman had issued various other notes in connection with acquisitions of real estate brokerage companies bearing interest at various rates up to 6%, which matured and were fully repaid during 2009.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
Scheduled Maturities Scheduled maturities of notes payable and other obligations are as follows:

Year ending December 31	2009
2010	$233
2011	378
2012	252
2013	175
2014	58

Total	$1,096

7.	Notes Payable to Related Parties
Notes payable to related parties were as follows at December 31:

	2009	2008
Acquisition subordinated note payable — PREFSA	$2,487	$6,759
Acquisition subordinated note payable — Vector	2,487	6,759
Franchise term notes payable — PREA	1,816	2,314

Total notes payable to related parties	6,790	15,832
Less, current maturities	(5,517)	(9,957)

Amount due after one year	$1,273	$5,875

Acquisition Notes Payable — PREFSA and Vector

In connection with the acquisition of Douglas Elliman and DEPM, PREFSA and Vector Group Ltd. (“Vector”) each lent the Company $9,500 of subordinated debt, due 2013 (the “Subordinated Debt”). The Subordinated Debt was subordinate to the Term Note and bears interest at 12% per annum, of which 10% is payable in cash and 2% accrues and is added to the principal amount. In connection with the issuance of the Subordinated Debt, PREFSA and Vector each acquired additional membership interests representing a 15% fully-diluted interest in the Company. Based on an appraisal conducted by an third party, the Company valued those membership interests at $2,500 and recorded this amount as a reduction to the principal amount of the Subordinated Debt. The Company is amortizing the value of these membership interests over the term of the Subordinated Debt using the interest method. Amortization of $711, $714 and $267 was recorded during the years ended December 31, 2009, 2008 and 2007, respectively, and is included as a component of interest expense. The remaining unamortized discount on these notes is $129 at December 31, 2009 and is recorded as a reduction in the face amount of the debt. The Subordinated Debt is payable in eight equal quarterly installments. The first payments of $1,182 were made on each note on September 1, 2008. The Subordinated Debt will mature June 1, 2010.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
Franchise term notes payable

In December 2002, The Prudential Real Estate Affiliates, Inc. (“PREA” or the “Franchiser”), an affiliate of PREFSA, lent Prudential Douglas Elliman $3,300 bearing interest at 9% per annum and due in annual installments of principal and interest of $514 through 2012. In March 2003, PREA lent Douglas Elliman $1,250 bearing interest at 8% per annum and due in annual installments of principal and interest of $186 through 2013.
Scheduled Maturities Scheduled maturities of debt to related parties are presented below.

Year ending December 31	2009
2010	$5,517
2011	589
2012	648
2013	36
2014	—
Thereafter	—

Total	$6,790

8.	Franchise Agreements and Royalty Fees
Douglas Elliman is party to a franchise agreement with PREA which was entered into in March 2003. The agreement provides for Douglas Elliman to make monthly payments of royalty fees to PREA based on the level of gross revenue, with a royalty rate ranging from 1.8% to 6.0% of gross revenues earned. Pursuant to the franchise agreement, Douglas Elliman was granted a 25% deferral of applicable royalty fees, which is payable in monthly installments beginning in the first month of the fourth year. A balance of $1,047 and $1,369 was accrued at December 31, 2009 and 2008, respectively and is included in accrued royalties in the consolidated statement of financial position. The agreement also provides for Douglas Elliman to remit advertising and annual franchise fees to PREA, which are based on gross revenues and the number of offices occupied.

For the years ended December 31, 2009, 2008 and 2007, total royalty fees incurred under the franchise agreements amounted to approximately $4,212, $5,340 and $6,216, respectively.

The Franchiser has significant rights over the use of the franchised service marks and the conduct of the brokerage companies’ business. The franchise agreements require the companies to coordinate with the Franchiser on significant matters relating to their operations, including the opening and closing of offices, make substantial royalty payments to the Franchiser and contribute significant amounts to national advertising funds maintained by the Franchiser, indemnify the Franchiser against losses arising out of the operations of their business under the franchise agreements and maintain standards and comply with guidelines relating to their operations which are applicable to all franchisees of the Franchiser’s real estate franchise system.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
The Franchiser has the right to terminate Douglas Elliman’s and Prudential Douglas Elliman’s franchises, upon the occurrence of certain events, including a bankruptcy or insolvency event, a change in control, a transfer of rights under the franchise agreement and a failure to promptly pay amounts due under the franchise agreements.
The franchise agreements grant Douglas Elliman and Prudential Douglas Elliman exclusive franchises in New York for the counties of Nassau and Suffolk on Long Island and for Brooklyn, Queens and Manhattan, subject to various exceptions and to meeting certain annual revenue thresholds. If Douglas Elliman or Prudential Douglas Elliman fails to achieve these levels of revenues for two consecutive years or otherwise materially breaches the franchise agreements, the Franchiser would have the right to terminate the applicable brokerage company’s exclusivity rights.
A termination of Douglas Elliman’s or Prudential Douglas Elliman’s franchise agreement could have a material adverse affect on the Company.
9.	Income Taxes
Income tax expense includes a provision for New York City Unincorporated Business Tax (“UBT”) and income tax benefits specifically related to Preferred, which is taxed as a C- Corporation. The following are the components of income tax expense (benefit) for the years ended December 31:

	2009	2008	2007
Provision for New York City UBT	$449	$650	$1,024
Income tax benefit for Preferred	(226)	(397)	(276)

Income tax expense	$223	$253	$748

Additionally, the benefit for income taxes related to Preferred is comprised of the following at December 31:

	2009	2008	2007
Current provision (benefit):
Federal	$(260)	$(478)	$(212)
State and local	34	81	(7)

Total current provision (benefit)	(226)	(397)	(219)
Deferred benefit:
Federal	—	—	(7)
State and local	—	—	(50)

Total deferred provision (benefit)	—	—	(57)

Total provision (benefit) — Preferred	$(226)	$(397)	$(276)

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
Deferred tax assets of $302 and $183, resulting primarily from state and local net operating loss carry forwards, are fully reserved at December 31, 2009 and 2008, respectively, as management of Preferred has determined, based on recent operating results and the current economic climate, that it is more likely than not that those deferred tax assets will not be realized. Additionally, during the year ended December 31, 2009, Preferred incurred net operating losses for Federal income tax purposes, which resulted in receivables of approximately $260 in refundable income taxes being recorded at December 31, 2009 which is included in prepaid expenses and other current assets in the consolidated statement of financial position. Preferred has state and local net operating loss carry forwards of $302 which may be utilized to offset future state and local taxes expiring at various dates through 2028.
Liabilities for uncertain tax positions reflected as of December 31, 2009 are not significant and it is not anticipated that they will materially change in the next 12 months. With limited exceptions, the Company is no longer subject to tax audits by taxing authorities for years through 2006 for all jurisdictions. Although the outcome of tax audits is always uncertain, the Company believes that its tax positions will generally be sustained under audit.
10.	Related Party Transaction
The Company has an accrual for a special management fee of $800 and $500 to Vector at December 31, 2009 and 2008, respectively, which is included in accounts payable and accrued expenses, and recorded expense of $1,100, $800 and $1,300 for the years ended December 31, 2009, 2008 and 2007, respectively, which is included in general and administrative expenses in the accompanying consolidated financial statements.
The Company has debt outstanding to related parties. See Note 7 — “Notes Payable to Related Parties.”
11.	Defined Contribution Plans
Douglas Elliman, Prudential Douglas Elliman and DEPM sponsor individual 401(k) plans which allow eligible employees to make pre-tax contributions. Employees who have completed one year of service, as defined, are eligible to participate in the plans. Prior to 2009, the plans provided for matching employer contributions ranging from 10% to 25% of employee contributions up to a maximum annual contribution of $4 per employee. This was changed in 2009 and the plans no longer provide matching contributions. Participants are immediately vested in their contributions made. Matching contributions for the years ended December 31, 2008 and 2007 amounted to $363 and $380, respectively.
12.	Commitments and Contingencies
Litigation
The Company is involved in litigation through the normal course of business. Certain claims arising before the date of acquisition of Douglas Elliman and DEPM are subject to indemnification agreements with the prior owners. The majority of these claims have been referred to the insurance carrier and related counsel. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Douglas Elliman Realty LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(Information as of December 31, 2008 and for the
years ended December 31, 2008 and 2007 not
covered by Auditor’s Report included herein)
(in thousands of dollars)
Leases

The Company and its subsidiaries are obligated under various operating lease agreements for office facilities. Certain leases are non-cancelable and expire on various dates through March 2020. Additionally, certain leases contain escalating minimum rentals, which are amortized on a straight line basis over the non-cancellable portion of the leases. Total rent expense charged to operations under the leases for the year ended December 31, 2009, 2008 and 2007 is approximately $15,485, $13,663 and $13,722, respectively, and is included in occupancy expense in the consolidated statement of income. In connection with these leases, the Company has a deferred rent liability of $7,022 and $5,123 at December 31, 2009 and 2008, respectively.

Future minimum rental payments under the operating leases at December 31, 2009 are as follows:

Year ending December 31	2009
2010	13,048
2011	11,773
2012	10,579
2013	9,744
2014	9,272
Thereafter	48,877

Total	$103,293

The Company entered into letter of credit agreements with a bank totaling $725 in relation to certain office leases which expire on various dates through September 2010. Certificates of deposit of $725 with the same maturities are pledged as collateral for these letters of credit.
13.	Risks and Uncertainties
The Company operates primarily in the New York City and Long Island residential real estate markets, which subjects the Company to a degree of risk. The profitability of the Company is dependant upon the activity within these markets, which could be impacted by various external factors such as the general state of the economy, declines in home selling prices and the availability of credit to buyers. The recent decline in the overall economy had a negative impact on the Company’s sales going into 2009, however the Company anticipated the decline. The Company believes it has taken appropriate actions to reduce its costs in light of the current and forecasted sales trends. However, further declines in demand and lack of availability of credit to potential home buyers could materially impact the Company’s profitability in 2010.
The Company and its subsidiaries may, from time to time, maintain demand deposits in excess of federally insured limits in the normal course of business. The Company mitigates this risk by placing cash and cash equivalents with financial institutions with high credit ratings.
Substantially all of the Company’s receivables are derived from commissions earned and are due from escrow and other residential real estate transfer agents. These receivables are unsecured.